Norske Skog

Skogn, 2003-11-05

United States Securities and Exchange Commission
Washington DC 20549

USA

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange today November 5, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange November 5, 2003

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

PRESS RELEASE

Change of leadership in Norske Skog
Jan Oksum appointed as new CEO

Today, the Board of Norske Skog appointed Jan Oksum (53) as CEO of Norske Skog, effective January 1, 2004. Earlier this year, Jan Reinås informed the Board that he wished to retire from his position as CEO latest when he turns 60 years old. The Board carried out an extensive recruitment process to find a successor for Jan Reinås.

Since 2000, Jan Oksum has held the position of Deputy CEO with responsibility for Strategy and Business Development in Norske Skog. During this period, he was responsible for the company's acquisitions and their integration. Jan Oksum and has held many key positions in the company. He has broad international experience and is today, the Chairman of the Board in the publicly listed company, Norske Skog Canada Ltd. (Vancouver) and Board member in PanAsia Paper Co. Pte Ltd. (Singapore) and Malaysian Newsprint Industries SDN BHD (Kuala Lumpur). Jan Oksum has been with Norske Skog since 1979. He was involved with the construction of Norske Skog's operations in France from 1989 and was the Managing Director for this operation from 1994 to 1996.

Jan Reinås has been CEO since 1994. Under his direction, Norske Skog has become one of Norway's biggest and most international industrial companies. Today, it is the world's second largest producer of publication papers with 23 mills in 15 countries. The company has been restructured financially, non-core activities have been sold, and the company is approaching 100 per cent concentration on publication paper.

Jan Oksum will assume his new position as CEO of Norske Skog January 1, 2004.

The Board of Norske Skog looks forward to a strong and good co-operation with Jan Oksum.

Oxenøen, 5 November, 2003

Lars Wilhelm Grøholt
Chairman of the Board, Norske Skog

Contact persons:
Chairman of the Board, Lars Wilhelm Grøholt, mobile: +47 901 81465
Senior Vice President, Hanne Aaberg phone +47 67 59 90 29 or mobile +47 913 51681

Message to Oslo Stock Exchange

Long-term incentive program for Norske Skog's top management

In December 2002, the Board of Norske Skog decided to implement an incentive program for the top management team, in the form of synthetic options. So far, no options have been allocated under this scheme, which is described on page 16 in the 2002 Annual Report.

The Board has today given Norske Skog's President and CEO, Mr Jan Reinås, the authorisation to allocate up to 30,000 synthetic options to each of the nine members of the top management group. Potential allocation will be on Nov 20, 2003, with strike price identical to Norske Skog's average share price in the period Nov 6 – Nov 19, 2003. The options will run until Dec 31, 2006, and can be exercised in the period Jul 1 – Dec 31, 2006. If the options are exercised, an amount corresponding to the difference between market price and strike price will be paid. This amount will be treated as salary, and the net amount less paid tax shall be used to buy Norske Skog shares at market price, and these shares must be held for three years. It will therefore take five-six years before a potential capital gain can be realized. The options are valid as long as the persons entitled are employed by Norske Skog. The program has no dilution effect.

The CEO was also authorised to allocate up to 30,000 synthetic options to each member of the top management team on Oct 1 in 2004 and 2005, with strike price identical to Norske Skog's average share price in the two week period prior to the allocation. These options can be exercised in the 2nd half of 2007 and 2008, respectively. Other conditions are as described above.

The Chairman of the Board was authorised to allocate synthetic options to the in-coming President and CEO, Mr Jan Oksum. Mr. Oksum's maximum number of options will be limited to 60,000, inclusive of the options he might otherwise get as a current member of Norske Skog's management team. This potential allocation will also be made on Nov 20, 2003, under conditions identical to those described above. This special authorisation runs until Oct 1, 2004.

Oxenøen, November 5, 2003

NORSKE SKOG

Corporate Communication

Contact persons:
Media: Senior Vice President Hanne Aaberg, phone + 47 6759 9029 or + 47 9135 1681
Financial Markets: Vice President Jarle Langfjæran, phone + 47 6759 9338 or + 47 9097 8434

Norske Skog

Earnings up, despite lower prices

Despite lower prices, Norske Skog has improved its operating earnings in Q3 by NOK 60 million, compared with the same period last year. Operating earnings reached NOK 372 million. - The improvement is due, among other things, to lower costs per produced tonne, increased volumes and a beneficial effect from a somewhat weaker Norwegian krone, says CEO Jan Reinås.

The Improvement 2003 programme boosted earnings by NOK 610 million, compared with the base year 2002. The programme's goal is to increase earnings by NOK 2 billion by the end of 2004.

-We will achieve that goal. I am impressed by the efforts that have been made at all levels in the Company. This is taking us forward, and Norske Skog has become more competitive. In addition, it must be emphasised how important it is for the Norwegian authorities to pursue policies that stabilise the krone vis à vis the Euro, adds Reinås. He sees indications that the newsprint and magazine paper markets have bottomed out, but it is uncertain how rapidly demand will improve. Moreover, there are wide variations among Norske Skog's market areas.

The global newsprint market showed no significant change during Q3. Worldwide, demand is still low. Norske Skog's total deliveries so far this year are just over 3 per cent higher than in the same period last year.

Norske Skog's financial position is satisfactory. The ratio between equity capital and debt has improved to 0.95, from 1.02 at the turn of the year. Operating revenue reached NOK 6,115 million in Q3 – up NOK 300 million from the same period last year. The after-tax result in Q3 was NOK 45 million, compared with NOK 182 million in the same quarter last year. Last year, NOK 250 million was booked as income from outstanding tax matters related to acquisitions.

On September 30, Norske Skog took up a bond loan totalling USD 400 million. The loan consists of two tranches, of which one falls due in 2015 and the other in 2033. Through swap agreements, both loans have been switched to floating interest terms with very competitive margins. The loan attracted great interest, and it ensures continued satisfactory financial flexibility.

For further details about the Q3 result please see www.norske-skog.com

Oxenøen, November 5, 2003

NORSKE SKOG
Corporate Communication and External Relations

For additional information, please contact:
Media: Senior Vice President Hanne Aaberg, +47 67 59 90 29 / +47 913 51 681
Financial market: Vice President Jarle Langfjæran, +47 67 59 93 38 / +47 909 78 434

Norske Skog

EARNINGS UP DESPITE LOWER PRICES

- Operating earnings in Q3 were NOK 60 million higher than in the same quarter last year. Lower sales prices in local currencies were offset by lower costs, improved volumes and the beneficial effects of a weaker Norwegian krone on average during the quarter.
- The Improvement 2003 programme is yielding the expected improvement in earnings. So far this year it has lifted results by NOK 610 million.
- The world market for publication paper has not changed significantly during Q3. Worldwide, demand remains low. Total deliveries so far this year are about the same as last year.
- Earlier this year, Jan Reinås informed the Board that he wished to retire from his position as CEO latest when he turns 60 years old. On November 5, the Board appointed Deputy CEO Jan Oksum as new President and CEO, effective January 1, 2004.

RESULT THIRD QUARTER

Key figures Group, in NOK mill., except per share data

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	6,115	5,815	17,497	17,389	23,471
Op. earnings	372	312	1,058	1,474	1,906*)
Gain/loss on currency hedging	77	12	-263	658	893
Pre-tax earn.	173	-62	724	858	806**)
Net earn.	45	182	146	788	1,162
Cash flow	333	889	1,421	2,748	3,687
Earn. per share	0.34	1.38	1.10	5.96	8.79
Cash flow per share	2.51	6.72	10.73	20.79	27.89
Gross op. margin %	20.0	19.5	20.2	23.0	22.1*)
Net op. margin %	6.1	5.4	6.0	8.5	8.1*)
Deliveries 1,000 tonne	1,373	1,278	3,814	3,586	4,924
Prod./capacity %	93	87	90	85	86

***) Before restructuring costs of NOK 600 million.**
****) After restructuring costs.**

GROUP EARNINGS

Operating earnings in Q3 were NOK 60 million higher than in the same quarter last year. Lower sales prices in local currencies were offset by reduced costs, improved volumes and the beneficial effect of exchange rate trends, with the Norwegian krone weaker, on average, during the quarter.

Fixed costs per tonne have shown a very satisfactory trend, and in Europe are down by 14 per cent in Q3, compared with last year.

In terms of NOK, the average price secured for publication paper in Q3 was marginally higher than last year. Gross operating margin was 20.0 per cent in Q3, against 19.5 per cent last year. Operating earnings were up by NOK 67 million, compared with Q2 this year.

Operating earnings so far this year are NOK 416 million less than in the same period last year. This reflects lower prices, measured in local currencies and NOK. On average, moreover, the NOK has been stronger so far this year than it was last year. However, the result has been favourably affected by increased earnings due to the Improvement 2003 programme, and to higher volumes.

Included under affiliated companies in Q3 2003 is a figure of minus NOK 65 million, of which NorskeCanada accounts for minus NOK 51 million and Malaysian Newsprint Industries for minus NOK 12 million.

Special items

The table below shows special items, which have affected the pre-tax result during the past four quarters (figures in NOK million).

	Q3/03	Q2/03	Q1/03	Q4/02
Restructuring cost (Operating earnings)	-	-	-	-600
Power trading gains (Operating earnings)	11	37	143	52
Translation effects on accounts receivable and payable (Operating earnings)	-28	50	32	-19
Translation effects on accounts receivable and payable (Operating earnings)	-	7	-20	-
Currency hedging gain/loss (Financial items)	77	-128	-212	236
Gain on sale of power stations etc. (Other items)	3	-	907	195

Financial items

Key figures in NOK mill.

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Net interest expenses	-209	-298	-695	-920	-1,203
Gain/loss on currency hedging	77	12	-236	658	893
Other items	-5	-35	-111	-129	-95
Total fin. items	-137	-320	1,069	-391	-405

Currency gains during Q3 reflect the fact that the Norwegian krone, measured against our trade-weighted basket of currencies as of September 30, was approximately 3 percentage points stronger than on June 30. At present, Norske Skog has hedged about 75 per cent of its expected cash flow over the coming 12 months in foreign currencies. Net interest costs have declined, compared with last year, owing to lower debt and lower interest rates.

The after-tax result in Q3 2003 was NOK 45 million, compared with NOK 182 million in the same quarter last year. In Q3 last year, Norske Skog booked NOK 250 million as income from various outstanding tax matters in connection with acquisitions by Norske Skog.

Earnings per share were NOK 0.34 in Q3 and NOK 1.10 so far this year.

Cash flow
Norske Skog's cash flow from operations was NOK 333 million in Q3, for a total of NOK1.4 billion year-to-date. Compared with Q3 last year, the Company's cash flow is negatively influenced by currency losses stemming from the balance sheet hedging. Losses from this hedging program reduce equity, but have no impact on the profit and loss statement.

In the accounts for 2002, NOK 600 million was set aside in connection with the forthcoming de-manning process. So far this year, NOK 138 million of this has been used.

During the three first quarters stocks of finished products have risen, mainly in Europe. We expect that a seasonally stronger Q4 will reduce these stocks.

FINANCIAL POSITION
Norske Skog's financial position is good. The ratio between the Company's net interest bearing debt and shareholder equity (gearing) has been improved to 0.95 as of 30.09.2003, compared with 1.02 at the year-end 2002.

Shareholder equity has increased by just over NOK 1.8 billion since the year-end 2002. Of this, conversion differences due to the weaker Norwegian krone account for NOK 1.7 billion. Shareholder equity per share was NOK 147 at the end of Q3.

The weakening of the Norwegian krone during 2003 has increased debt denominated in foreign currencies by NOK 1.2 billion so far this year. This increase has been partly offset by debt repayments, so that net interest-bearing debt has increased by only NOK 350 million, since the turn of the year, standing at NOK 18.5 billion as of 30.09.2003. Norske Skog took up a bond loan totalling USD 400 million (NOK 2.8 billion) on September 30, 2003. The loan consists of two tranches of NOK 1.4 billion each. One is due in 2015, with a coupon of 6 1/8 per cent, and the other in 2033 with a coupon of 7 1/8 per cent. Through swap agreements both loans have been transferred to floating interest conditions, with very competitive margins. Of the total, approximately USD 300 million will be used to repay long-term debt, which is due during 2003-2007. The funds were paid to Norske Skog after the end of the quarter, and are consequently not included on the balance sheet as of 30.09.2003.

In connection with the above borrowing, Standard and Poor's and Moody's have confirmed that Norske Skog's credit rating, respectively BBB (Negative Outlook) and Baa3 (Stable Outlook) will be maintained. Following this loan, the average remaining life of the Company's borrowing portfolio has increased to more than seven years.
At the end of Q3 Norske Skog had liquid assets and unutilised drawing rights totalling NOK 6 billion.

This quarterly report accords with the Norwegian Standard Accounting Practice for part-year reporting, and the accounts have been prepared in accordance with the principles described in our annual report for 2002.

Share developments

Year to date, 83.8 million Norske Skog shares have traded on the Oslo Stock Exchange. At the end of Q3, foreign investors owned 39.6 per cent of the Company's shares. The share price stood at NOK 116.50 on September 30, 2003, corresponding to a return, year-to-date, of 19.5 per cent. During the same period, the Oslo Stock Exchange Benchmark Index increased by 21.4 per cent.

Norske Skog measures relative return over rolling two-year periods, against a reference index consisting of its competitors, the Oslo Stock Exchange Benchmark Index and Morgan Stanley's world index for forest industry companies. During the two-year period 30.09.2001-30.09.2003 Norske Skog shares yielded a return that was 14.5 percentage points lower than the reference index. This is considerably weaker than in the previous measurement period, and mainly reflects the fact that several of Norske Skog's competitors, as well as the Oslo Stock Exchange Benchmark Index, performed very poorly compared with Norske Skog during Q3 2001.

STRATEGIC

PanAsia Paper invests in China

PanAsia Paper Company Ltd., which is owned 50-50 by Norske Skog and Abitibi Consolidated Inc., announced in September that it had concluded a co-operation agreement with Hebei Longteng Paper Corp. on the construction and management of a newsprint mill in China. PanAsia Paper and Longteng will own 65 per cent and 35 per cent, respectively. The new mill, which is expected to start production during Q3 2005, will have production capacity of 330,000 tonnes.

The growth potential for newsprint in China is estimated at 8 per cent annually until 2010. The new mill will further strengthen PanAsia Paper's position in China, and is of major strategic importance.

Investment costs are around USD 300 million, corresponding to less than USD 1,000 per tonne. PanAsia Paper's share of the equity in the new company is about USD 70 million, and will be financed from PanAsia Paper's own cash flow, without the need for capital input by the company's owners. The effect on Norske Skog's balance sheet will be relatively small.

Improvement 2003

The goal for the current year is an improvement in earnings of around NOK 1 billion. By the end of Q3, Improvement 2003 had made a positive contribution of NOK 610 million to operating earnings, and costs per tonne had been cut by NOK 160.

	Baseline 2002 (NOK mill.)	Reduction target (NOK mill.)	Achieved (NOK mill.)
Mill operations			
Production and maint. labour	2,800	450	110
Corporate and mill overhead			
Labour SG&A	800	250	71
Other prod. and adm.	1,200	200	51
Supply costs			
Raw materials	4,900	150	85
Other varaible costs	4,800	250	86
Maint. and supply costs	2,000	200	58
Distribution costs			
Log. and distr. costs.	1,800	150	45
Sales and operations		350	104
Total	18,300	2,000	610

Improvements are to be compared with the base year 2002. To ensure appropriate comparisons, external factors outside Norske Skog's control are adjusted for. These include changes in paper prices, exchange rates and prices of input factors such as chemical pulp, waste paper and energy.

In Q3, the focus has been on implementing. As well as the introduction of a new mill organisation system, a number of IT-related projects have been carried out.

At the end of Q3 2003, Norske Skog's workforce had been cut by 679 people, compared with the number as of Q3 2002. This is a somewhat faster reduction than originally planned. So far, 57 per cent of total de-manning has been carried out.

Continuous improvement is an important and ongoing part of Norske Skog's way of working. Increased production efficiency (tonnes per hour) shall, as a principle, compensate for inflation.

OPERATIONS AND MARKET

The global newsprint market did not change significantly during Q3. Total deliveries so far this year are about the same as last year. Norske Skog's deliveries were just over 3 per cent higher than last year in Q3, taken on its own. Sales volumes are higher in Europe and Australasia, and unchanged or lower in South America and Asia.

Europe – newsprint

Key figures in NOK mill

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	1,938	1,912	5,485	5,633	7,556
Op. earnings	111	77	279	469	643
Gross op. margin %	19.0	17.0	18.7	21.6	21.2
Net op. margin %	5.7	4.0	5.1	8.3	8.5
Deliveries 1,000 tonnes	519	476	1,493	1,395	1,914
Prod./capacity %	95	83	88	84	86

Operating revenue from newsprint activities in Europe increased by 1.4 per cent in Q3, compared with the corresponding period in 2002. Operating earnings were up by NOK 34 million. Average prices in terms of NOK are 7 per cent lower than last year, but this has been offset by lower fixed costs and higher volumes. The higher volumes reflect, among other things, the fact that market shares in South America are being maintained by exporting newsprint from Europe, following the shutdown in spring 2003 of the jointly controlled company Norske Skog Klabin.
Newsprint demand in Western Europe so far this year, has been in line with last year, although it has recently improved somewhat. Price levels in local currencies have been stable during 2003.

Europe – magazine paper
Key figures in NOK mill.

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	1,872	1,651	5,211	4,800	7,556
Op. earnings	213	126	548	453	643
Gross op. margin %	22.3	19.8	22.2	22.0	21.2
Net op. margin %	11.4	7.6	10.5	9.4	8.5
Deliveries 1,000 tonnes	356	329	1,004	887	1,914
Prod./capacity %	95	86	93	85	86

Operating revenue from magazine paper was 13 per cent higher in Q3 2003, compared with Q3 2002. The increase was due to higher volumes, but average prices, measured in NOK, were also a little higher. Operating earnings were NOK 87 million better than last year. In addition to higher volumes, lower fixed costs also made a positive contribution.

Year-to-end, demand in Europe for uncoated magazine paper (SC) was up 1 per cent and coated magazine paper (LWC) was up 3 per cent. Demand for magazine paper rose in Q3 by 3.5 per cent, compared with Q3 last year.

South America
Key figures in NOK mill

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	271	247	822	815	1,107
Op. earnings	0	-10	76	-25	-9
Gross op. margin %	19.8	22.7	29.5	24.5	25.4
Net op. margin %	0.0	-4.0	9.2	-3.1	-0.8
Deliveries 1 000 tonnes	76	90	231	241	326
Prod./capacity %	88	96	92	89	90

Operating revenue from the mills in South America increased by 10 per cent in Q3 2003, compared with Q3 2002, but the increase was mainly due to large negative currency items last year. If these are excluded, operating revenue is about unchanged.
Demand in the largest market, Brazil, remains weak. Argentina and a couple of other countries show an increase from last year. However, as of September, newsprint

deliveries to the region were 10 per cent down on the same period last year. Prices have gradually risen during Q3 and in November stand at about USD 450 per tonne in Brazil.

Australasia

Key figures in NOK mill

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	1,078	911	2,930	2,865	3,807
Op. earnings	112	93	312	460	546
Gross op. margin %	27.6	27.0	28.5	33.4	31.4
Net op. margin %	10.4	10.2	10.7	16.1	14,3
Deliveries 1,000 tonnes*	221	215	630	607	220
Prod./capacity %*	92	90	90	88	88

*) Deliveries and production are both calculated on actual basis weight, mainly 45 g/m^2, while capacity is calculated using a 48.8 g/m^2 basis weight.

Operating revenue in Q3 2003 was 18 per cent higher than in Q3 2002. Operating earnings increased by NOK 19 million. In comparing the result, it must be borne in mind that the Australian dollar strengthened on average by 17 per cent against the Norwegian krone comparing Q3 2003 against Q3 2002.

Newsprint prices in Australia were adjusted in accordance with long-term contracts from July 1, 2003. The new prices in Australian dollars are about 4 per cent lower than the price that applied from July 1, 2002. Despite this price decline, Australia still has good margins.

Fuelled by favourable economic trends and a strong advertising market, demand in Australasia continued to increase during Q3. As of September, deliveries of publication paper were 6 per cent higher than last year.

PanAsia Paper

Key figures in NOK mill.

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	587	698	1,728	2,007	2,688
Op. earnings	25	139	159	447	562
Gross op. margin %	18.3	31.8	22.4	34.1	32.2
Net op. margin %	4.3	19.9	9.2	22.3	20.9
Deliveries 1,000 tonnes	151	169	456	456	628
Prod./capacity %	83	94	85	85	87

Norske Skog owns 50 per cent of PanAsia Paper. Our share of operating revenue in Q3 2003 was 16 per cent lower than in Q3 2002. Operating earnings reached NOK 25 million.

PanAsia Paper has had poor results during recent quarters. Weaker markets elsewhere and the relatively high price level, has encouraged exporters to ship to Korea, especially to commercial printers. As a consequence of this, PanAsia Paper's market share in Korea

has dropped from over 50 per cent in 2002 to 42 per cent as of Q3 2003. The company has also implemented significant output curbs. In addition, there have been increases in the cost of waste paper and energy. Steps are now being taken to recover PanAsia Paper's market share in the important Korean market.

As of August, total demand in Asia was slightly up compared with last year, but with significant variations among the different countries. Demand in Korea is down by more than 5 per cent from last year's high level. Taiwan shows a marked increase, and the increasing trend in China continues.

Prices in Korea are under pressure, while in South-East Asia, from and including October 2003, price increases have been implemented which will lift the price level to USD 480-490 per tonne.

NorskeCanada[1]

Key figures in CAD mill

	July-Sept. 03	July-Sept. 02	Jan.-Sept. 03	Jan.-Sept. 02	2002
Op. revenue	415.8	392.6	1,185	1,076	1,482
Op. earnings	-21.2	-3.9	-95.2	-85.7	-123
Gross op. margin %	6.3	10.8	1.0	4.3	3.8

Norske Skog has an ownership stake of 30.6 per cent in NorskeCanada, and consolidates in its accounts the same percentage share of the company's after-tax result.

Newsprint consumption in North America so far this year, is about in line with last year. Two price increases have been implemented since August 2002. NorskeCanada has also cut costs. However, owing to the stronger Canadian dollar, the price increases have had a limited effect on revenues. The Canadian dollar was on average 12 per cent stronger against USD in Q3 2003 compared to Q3 2002.

A new price increase was announced from August 1, and is currently being implemented. NorskeCanada is carrying out an improvement programme, in order to better its financial results.

HEALTH AND SAFETY

The H-value (number of lost-time injuries) stood at 3.6 at the end of Q3.

FUTURE PROSPECTS

There are signs in the newsprint and magazine markets that the bottom has been reached, but it is uncertain how rapidly demand will. Moreover, there are wide variations between Norske Skog's market areas.

Norske Skog expects that – as in previous years – Q4 will bring a seasonal increase in demand in Europe.

---

[1] 100 per cent of NorskeCanada according to Canadian accounting principles.

The newsprint price increase being implemented in North America will, over time, have a positive effect in other markets, too.

The Improvement 2003 programme has resulted in cost reductions, and is on track to improve results at least as much as announced.

Lysaker, November 5, 2003

The Board of Norske Skogindustrier ASA

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	Jul-Sep 03	Jul-Sep 02	Jan-Sep 03	Jan-Sep 02	2002
Operating revenue	6,115	5,815	17,497	17,389	23,471
Distribution costs	-575	-479	-1,546	-1,378	-1,865
Other operating expenses	-4,319	-4,202	-12,423	-12,007	-16,408
Operating Earnings before Depreciation	1,221	1,134	3,528	4,004	5,198
Depreciation and amortisation	-849	-822	-2,470	-2,530	-3,292
Operating Earnings before provision for restructuring costs	372	312	1,058	1,474	1,906
Provision for restructuring costs	-	-	-	-	-600
Operating earnings	372	312	1,058	1,474	1,306
Earnings from affiliated companies 1)	-65	-54	-175	-225	-290
Financial items	-137	-320	-1,069	-391	-405
Other items	3	-	910	-	195
Earnings before taxation	173	-62	724	858	806
Taxation	-127	247	-576	-64	362
Net earnings	46	185	148	794	1 168
The minority's share of net earnings	1	3	2	6	6
The majority's share of net earnings	45	182	146	788	1 162
Earnings per share	0.34	1.38	1.10	5.96	8.79
Earnings per share fully diluted	0.34	1.38	1.10	5.96	8.79

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	30.09.2003	30.09.2002	31.12.2002
Intangible fixed assets	4,725	4,468	4,682
Operational fixed assets	32,064	32,322	31,127
Long-term receivables and affiliated companies	2,784	2,743	2,388
Fixed assets	39,573	39,533	38,197
Inventory	2,476	2,178	2,080
Receivables	3,884	3,576	3,821
Short term investments	421	1,027	381
Liquid assets	348	879	487
Current assets	7,129	7,660	6,769
Total assets	46,702	47,193	44,966
Paid in equity	8,445	8,409	8,438
Retained earnings	11,173	10,212	9,326
Minority interests	159	167	157
Shareholders' equity	19,777	18,788	17,921
Deferred taxes	2,856	2,481	2,021
Interest-free long-term liabilities and other obligations	951	897	889
Interest bearing long-term liabilities	18,092	20,051	17,925
Interest free current liabilities	3,790	4,108	5,063
Interest bearing current liabilities	1,236	868	1,147
Total liabilities and shareholders' equity	46,702	47,193	44,966

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	Jul-Sep 03	Jul-Sep 02	Jan-Sep 03	Jan-Sep 02	2002
Europe					
Newsprint	1,938	1,912	5,485	5,633	7,556
Magazine paper	1,872	1,651	5,211	4,800	6,531
Total Europe	3,810	3,563	10,696	10,433	14,087
South America					
Newsprint	271	247	822	816	1,107
Australasia					
Newsprint	1,078	911	2,930	2,865	3,807
Asia					
Newsprint	587	698	1,728	2,007	2,688
Other activities					
Other Industry Norway	127	141	383	483	682
Other revenues	339	310	1,189	909	1,249
Total Other activities	466	451	1,572	1392	1,931
Staff/Eliminations	-97	-55	-251	-124	-149
Total Group	6,115	5,815	17,497	17,389	23,471

Operating Earnings before Depreciation

NOK million	Jul-Sep 03	Jul-Sep 02	Jan-Sep 03	Jan-Sep 02	2002
Europe					
Newsprint	368	325	1,025	1,217	1,604
Magazine paper	418	326	1,156	1,058	1,363
Total Europe	786	651	2,181	2,275	2,967
South America					
Newsprint	53	56	242	200	281
Australasia					
Newsprint	297	246	834	956	1,197
Asia					
Newsprint	108	222	387	685	865
Other activities					
Other industry in Norway	13	16	23	65	105
Other revenues	-	-	-	-	-
Total other activities	13	16	23	65	105
Staff/Eliminations	-36	-57	-139	-177	-217
Total Group	1,221	1,134	3,528	4,004	5,198

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	Jul-Sep 03	Jul-Sep 02	Jan-Sep 03	Jan-Sep 02	2002
Europe					
Newsprint	111	77	279	469	643
Magazine paper	213	126	548	453	546
Total Europe	324	203	827	922	1,189
South America					
Newsprint	-	-10	76	-25	-9
Australasia					
Newsprint	112	93	312	460	546
Asia					
Newsprint	25	139	159	447	562
Other activities					
Other industry in Norway	3	1	-5	21	47
Other revenues	-	-	-	-	-
Total other activities	3	1	-5	21	47
Staff/Eliminations	-92	-114	-310	-351	-429
Restrucutring costs	-	-	-	-	-600
Total Group	372	312	1,059	1,474	1,306

Production by Product/Area

(1,000 tonnes)	Jul-Sep 03	Jul-Sep 02	Jan-Sep 03	Jan-Sep 02	2002
Europe					
Newsprint	546	467	1,513	1,417	1,925
Magazine paper	359	313	1,058	928	1,267
South America					
Newsprint	68	89	229	246	332
Australasia					
Newsprint	217	212	640	626	832
Asia					
Newsprint	151	171	464	465	635
Norske Skog Total:					
Total Newsprint	982	939	2,846	2,754	3,724
Total Magazine paper	359	313	1,058	928	1,267
Total printing paper	1,341	1,252	3,904	3,682	4,991

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**3Q03**	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01
Operating revenue	6,115	5,826	5,555	6,082	5,815	5,898	5,676	6,618	6,940
Operating earnings before depreciation	1,221	1,123	1,183	1,194	1,134	1,468	1,401	1,731	2,021
Depreciation and amortisation	849	818	803	762	822	842	865	839	773
Operating earnings before provision for restructuring costs	372	305	380	432	312	626	536	892	1,248
Restructuring costs	-	-	-	-600	-	-	-	-	-
Operating earnings	372	305	380	-168	312	626	536	892	1,248
Earnings before taxation	173	-160	710	-52	-62	677	243	748	923
The majority's share of net earnings	45	-190	290	374	182	465	141	532	628

Quarterly comparison

NOK million	**3Q03**	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01
Operating Revenue									
Europe	3,810	3,538	3,347	3,654	3,563	3,522	3,348	3,711	3,428
North America	-	-	-	-	-	-	-	-	1,154
South America	271	297	254	291	247	264	305	557	421
Australasia	1,078	963	890	942	911	1,000	954	1,074	1,062
Asia	587	569	572	681	698	691	618	759	561
Non-core	466	537	570	539	450	411	531	564	487
Staff/Eliminations	-97	-78	-78	-25	-54	10	-80	-47	-173
Total Operating Revenue	6,115	5,826	5,555	6,082	5,815	5,898	5,676	6,618	6,940
Operating earnings before Depreciation									
Europe	786	647	749	692	651	854	769	900	1,186
North America	-	-	-	-	-	-	-	-	133
South America	53	115	75	81	56	45	98	230	175
Australasia	297	276	261	241	246	345	365	309	351
Asia	108	129	150	180	222	252	211	248	190
Other activities	13	6	4	40	16	18	31	34	30
Staff/Eliminations	-36	-50	-56	-40	-57	-46	-73	10	-44
Total Operating earnings before Depr.	1,221	1,123	1,183	1,194	1,134	1,468	1,401	1,731	2,021
Operating earnings									
Europe	324	195	308	268	203	405	313	562	902
North America	-	-	-	-	-	-	-	-	26
South America	-	63	13	16	-10	-27	12	136	90
Australasia	112	103	97	86	93	174	193	132	180
Asia	25	53	81	115	139	177	132	154	126
Other activities	3	-3	-6	26	1	3	17	19	15
Restructuringcosts	-	-	-	-600	-	-	-	-	-
Staff/Eliminations	-92	-106	-113	-79	-114	-106	-131	-111	-91
Total Operating earnings	372	305	380	-168	312	626	536	892	1,248

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Sep 03	Jan-Sep 02	2002
Net operating margin before restructuring costs %	1	6.0	8.5	8.1
Net operating margin after restructuring costs %	1	6.0	8.5	5.6
Gross operating margin before restructuring costs %	2	20.2	23.0	22.1
Gross operating margin after restructuring costs %	2	20.2	23.0	19.6
Equity ratio %	3	42.3	39.8	39.9
Equity ratio excl. minority interests %	4	42.0	39.5	39.5
Net interest bearing debt		18,559	19,013	18 204
Net debt/Equity		0.94	1.01	1.02
Net debt/Equity excl. minority interests		0.95	1.02	1.02
Earnings per share after taxes	5	1.10	5.96	8.79
Earning per share - fully diluted		1.10	5.96	8.79
Cash flow per share after taxes	6	10.73	20.79	27.89
Cash flow per share - fully diluted		10.73	20.79	27.89

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

Statement of cash flow

NOK millon	Jan-Sep 03	Jan-Sep 02	2002
Cash flow from operating activities			
Cash generated from operations	17,353	17,692	23,575
Cash used in operations	-14,786	-13,685	-18,290
Cash from net financial items	-908	-601	-625
Taxes paid	-238	-658	-973
Net cash flow from operating activities	1,421	2,748	3,687
Cash flow from investment activities			
Investments in operational fixed assets	-716	-864	-1,146
Sales of operational fixed assets	15	20	44
Other investments	-199	125	170
Dividend received	-	-	-
Net cash from sold shares in subsidiaries 1)	1,276	302	498
Net cash used for acquisition of companies	-	-2	-6
Net cash flow from investment activities	376	-419	-440
Cash flow from financial activities			
Net change in long-term liabilities	-1,226	-4,438	-6,411
Net change in short-term liabilities	101	584	884
Dividend paid	-795	792	-792
New equity	-	-	-
Net cash flow from financial activities	-1,920	-4,646	-6,319
Translation difference	25	-206	-218
Total change in liquid assets	-98	2,523	-3,290

1) In 2003 the amount consists of cash from sale of power stations in Norway. In 2002 the amount consists of sale of forests in Southern Norway, forests in Sweden and settlement of Norske Skog Flooring AS.

NORSKE SKOGINDUSTRIER ASA
Movement in Equity

NOK million	30.09.2003	30.09.2002	31.12.2002
Total equity 1.1	17,764	1,321	19,321
Profit and loss this year	145	788	1,162
Provision for dividend	-	-	-795
Change in own shareholding	14	47	47
Currency and other	1,695	-1,535	-1,971
Total equity	19,618	18,621	17,764

Message to Oslo Stock Exchange

Long-term incentive program for Norske Skog's top management

In December 2002, the Board of Norske Skog decided to implement an incentive program for the top management team, in the form of synthetic options. So far, no options have been allocated under this scheme, which is described on page 16 in the 2002 Annual Report.

The Board has today given Norske Skog's President and CEO, Mr Jan Reinås, the authorisation to allocate up to 30,000 synthetic options to each of the nine members of the top management group. Potential allocation will be on Nov 20, 2003, with strike price identical to Norske Skog's average share price in the period Nov 6 – Nov 19, 2003. The options will run until Dec 31, 2006, and can be exercised in the period Jul 1 – Dec 31, 2006. If the options are exercised, an amount corresponding to the difference between market price and strike price will be paid. This amount will be treated as salary, and the net amount less paid tax shall be used to buy Norske Skog shares at market price, and these shares must be held for three years. It will therefore take five-six years before a potential capital gain can be realized. The options are valid as long as the persons entitled are employed by Norske Skog. The program has no dilution effect.

The CEO was also authorised to allocate up to 30,000 synthetic options to each member of the top management team on Oct 1 in 2004 and 2005, with strike price identical to Norske Skog's average share price in the two week period prior to the allocation. These options can be exercised in the 2nd half of 2007 and 2008, respectively. Other conditions are as described above.

The Chairman of the Board was authorised to allocate synthetic options to the in-coming President and CEO, Mr Jan Oksum. Mr. Oksum's maximum number of options will be limited to 60,000, inclusive of the options he might otherwise get as a current member of Norske Skog's management team. This potential allocation will also be made on Nov 20, 2003, under conditions identical to those described above. This special authorisation runs until Oct 1, 2004.

Oxenøen, November 5, 2003

NORSKE SKOG

Corporate Communication

Contact persons:
Media: Senior Vice President Hanne Aaberg, phone + 47 6759 9029 or + 47 9135 1681
Financial Markets: Vice President Jarle Langfjæran, phone + 47 6759 9338 or + 47 9097 8434